
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 10-K/A
                                AMENDMENT NO.1

(mark one)

(X)       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                      OR

( )       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 (No Fee Required)
For the transition period from __________________ to __________________
               Commission file number            1-7155



                       THE DUN & BRADSTREET CORPORATION
            (Exact name of registrant as specified in its charter)


              Delaware                          13-2740040
      (State of Incorporation)     (I.R.S. Employer Identification No.)


     200 Nyala Farms, Westport, Connecticut                06880
    (Address of principal executive offices)            (Zip Code)



      Registrant's telephone number, including area code: (203) 222-4200

The undersigned registrant hereby amends its Annual Report on Form 10-K, for the year ended December 31, 1993 by amending the Index to Exhibits to add new exhibits 99a and 99b as described below and by filing such new exhibits:

Exhibit 99a -Form 11-K Annual Report for the fiscal year ended December 31,
             1993 of the Profit Participation Plan of The Dun & Bradstreet
             Corporation.

Exhibit 99b -Form 11-K Annual Report for the fiscal year ended December 31,
             1993 of the DonTech Profit Participation Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      THE_DUN_&_BRADSTREET_CORPORATION
                                                 (Registrant)



                                    By:  ______________________________
                                            Edwin A. Bescherer, Jr.
                                        Executive Vice President-Finance
                                          and Chief Financial Officer



Date: June 23, 1994






INDEX TO EXHIBITS
Regulation S-K                                                      Exhibit to
Exhibit Number                                                      this Report
_____________                                                      ____________
(3)  Articles of Incorporation and By-laws
(a)  Restated Certificate of Incorporation of The Dun & Bradstreet
			  Corporation dated June 15, 1988 (incorporated herein by
     reference to Exhibit 4(a) to Registrant's Registration
     No. 33-25774 on Form S-8 filed November 25, 1988).
(b)  By-laws of Registrant dated December 15, 1993................ Exhibit E* **
(4)  Instruments Defining the Rights of Security Holders,
     Including Indentures.
          Not Applicable.
(9)  Voting Trust Agreement.
          Not Applicable.
(10) Material Contracts.  (All of the following documents,
     except for items (v) and (w), are management contracts or
     compensatory plans or arrangements required to be filed
     pursuant to Item 14(c).)
     (a)  Retirement Plan for Directors of Registrant,
          as amended December 19, 1990 (incorporated herein by
          reference to Exhibit E to Registrant's Annual Report
          on Form 10-K for the year ended December 31, 1990, file
          number 1-7155, filed March 27, 1991).
     (b)  Nonfunded Deferred Compensation Plan for Non-Employee
          Directors of Registrant, as amended April 21, 1993...... Exhibit F* **
     (c)  Pension Benefit Equalization Plan adopted October
          17, 1990 (incorporated herein by reference to
          Exhibit G to Registrant's Annual Report on Form
          10-K for the year ended December 31, 1990, file
          number 1-7155, filed March 27, 1991).
     (d)  Profit Participation Benefit Equalization Plan
          adopted October 17, 1990 (incorporated herein by
          reference to Exhibit H to Registrants' Annual
          Report on Form 10-K for the year ended December
          31, 1990, file number 1-7155, filed March 27, 1991).
     (e)  1982 Key Employees Stock Option Plan for Registrant
          and Subsidiaries, as amended July 17, 1991
          (incorporated herein by reference to Exhibit E to
          Registrant's Annual Report on Form 10-K for the
          year ended December 1991, file number 1-7155,
          filed March 26, 1992)
     (f)  1991 Key Employees Stock Option Plan for Registrant
          and Subsidiaries, adopted April 16, 1991 (incorporated
          herein by reference to Exhibit 28(a) to Registrant's
          Registration No. 33-44551 on Form S-8, filed December 18,
          1991).
     (g)  Ten-Year Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 28(b) to Registrant's
          Registration No. 33-44551 on Form S-8, filed December
          18, 1991).
     (h)  Ten-Year Non-Qualified Stock Option Agreement
          (incorporated herein by reference to Exhibit 28(c) to
          Registrant's Registration No. 33-44551 on Form S-8,
          filed December 18, 1991).
     (i)  Stock Appreciation Rights Agreement relating to
          Incentive Stock Options (incorporated herein by
          reference to Exhibit 28(d) to Registrant's Registration
          No. 33-44551 on Form S-8, filed December 18, 1991).
     (j)  Stock Appreciation Rights Agreement relating to
          Non-Qualified Stock Options (incorporated herein by
          reference to Exhibit 28(e) to Registrant's Registration
          No. 33-44551 on Form S-8, filed December 18, 1991.
Regulation S-K                                                      Exhibit to
Exhibit Number                                                      this Report
_____________                                                       ____________
     (k) Limited Stock Appreciation Rights Agreement relating to
         Incentive Stock Options (incorporated herein by reference
         to Exhibit 28(f) to Registrant's Registration No. 33-44551
         on Form S-8, filed December 18, 1991).
     (l) Limited Stock Appreciation Rights Agreement relating to
         Non-Qualified Stock Options (incorporated herein by
         reference to Exhibit 28(g) to Registrant's Registration
         No. 33-44551 on Form S-8, filed December 18, 1991).
     (m) 1982 Key Employees Performance Unit Plan for Registrant and
         Subsidiaries, as amended December 18, 1991 (incorporated
         herein by reference to Exhibit F to Registrant's Annual
         Report on Form 10-K for the year ended December 31, 1991,
         file number 1-7155, filed March 26, 1992).
     (n) Corporate Management Incentive Plan, effective January 1,
         1990 (incorporated herein by reference to Exhibit J to
         Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1989, file number 1-7155, filed March 26, 1990).
     (o) 1989 Key Employes Restricted Stock Plan for Registrant and
         Subsidiaries, as amended July 19, 1989 (incorporated herein by reference to Exhibit K to Registrant's Annual Report on
         Form 10-K for the year ended December 31, 1989, file number
         1-7155, filed March 26, 1990).
     (p) Restricted Stock Agreement (incorporated herein by reference to Exhibit L to Registrant's Annual Report on Form 10-K for
         the year ended December 31, 1989, file number 1-7155, filed
         March 26, 1990).
     (q) Performance-Based Restricted Stock Agreement............. Exhibit G* **
     (r) Form of Change-in-Control Severance Agreement, approved
         July 19, 1989 (incorporated herein by reference to
         Exhibit M to Registrant's Annual Report on Form 10-K for
         the year ended December 31, 1989, file number 1-7155,
         filed March 26, 1990).
     (s) Supplemental Executive Benefit Plan, as amended October
         17, 1990 (incorporated herein by reference to Exhibit J
         to Registrant's Annual Report on Form 10-K for the year
         ended December 31, 1990, file number 1-7155, filed
         March 27, 1991).
     (t) IMS International, Inc. Executive Pension Plan, dated
         November 5, 1987 (incorporated herein by reference to
         Exhibit E to Registrant's Annual Report on Form 10-K
         for the year ended December 31, 1992, file number 1-7155,
         filed March 25, 1993).
     (u) IMS International, Inc. Long-Term Incentive Compensation
         Plan, as amended April 19, 1991 (incorporated herein by
         reference to Exhibit F to Registrant's Annual Report on
         Form 10-K for the year ended December 31, 1992, file
         number 1-7155, filed March 25, 1993).
     (v) Agreement of Limited Partnership of D&B Investors L.P.,
         dated as of October 14, 1993............................  Exhibit H* **
     (w) Purchase Agreement and Purchase Agreement Amendment dated
         October 14, 1993 among D&B Investors L.P. and other
         parties.................................................  Exhibit I* **
(11) Statement Re Computation of Per Share Earnings.
     Computation of Earnings Per Share of Common Stock on a
      Fully Diluted Basis........................................  Exhibit A* **
(12) Statement Re Computation of Ratios.
          Not applicable.
(13) Annual Report to Security Holders.
          1993 Annual Report.....................................  Exhibit D* **

Regulation S-K                                                      Exhibit to
Exhibit Number                                                      this Report
_____________                                                       ____________
(18) Letter Re Change in Accounting Principles.
          Not applicable.
(19) Previously Unfiled Documents.
          Not applicable
(21) Subsidiaries of the Registrant.
          List of Active Subsidiaries as of January 31, 1994.....  Exhibit B* **
(22) Published Report Regarding Matters Submitted to a Vote
       of Security Holders.
          Not applicable.
(23) Consents of Experts and Counsel.
       Consent of Independent Certified Public Accountants.......  Exhibit C* **
(24) Power of Attorney.
          Not applicable.
(28) Information from Reports Furnished to State Insurance
       Regulatory Authorities.
          Not applicable.
(99) Additional Exhibits.
      (a) Form 11-K Annual Report for the fiscal year ended
          December 31, 1993 of the Profit Participation Plan
          of The Dun & Bradstreet Corporation .................  Exhibit 99(a)**
      (b) Form 11-K Annual Report for the fiscal year ended
          December 31, 1993 of the DonTech Profit Participation
          Plan.................................................  Exhibit 99(b)**

*Not included in this document
**Filed electronically



                                                            EXHIBIT 99a

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 11-K









[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993


                                      OR


[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]




Commission file number 1-7155


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Profit Participation Plan of The Dun & Bradstreet Corporation.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    The Dun & Bradstreet Corporation, 200 Nyala Farms, Westport, CT 06880.



                             REQUIRED INFORMATION


         The required financial statements are attached to this report.




                                     F-11

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of The Dun & Bradstreet Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          PROFIT PARTICIPATION PLAN OF
                                        THE DUN & BRADSTREET CORPORATION
                                                 (Name of Plan)




                                 BY: __________________________________
                                     Thomas W. Young
                                     Senior Vice President & Controller



Date: June 23, 1994

















                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in Post-Effective Amendment No. 4 to the registration statement of The Dun & Bradstreet Corporation on Form S-8
(File No. 33-27144) of our report dated June 22, 1994 on our audits of the financial statements of the Profit Participation Plan of The Dun & Bradstreet
Corporation as of December 31, 1993 and 1992 and for the year ended
December 31, 1993, which report is included in this annual report on Form 11-K.






                                          Coopers & Lybrand





New York, New York
June 23, 1994


































                                      2

                         PROFIT PARTICIPATION PLAN OF
                       THE DUN & BRADSTREET CORPORATION

                         INDEX TO FINANCIAL STATEMENTS


                                                               Pages_F-

Report of Independent Accountants                                  2
Statements of Net Assets Available for Plan Benefits as
  of December 31, 1993 and 1992                                  3-4
Statement of Changes in Net Assets Available for Plan
  Benefits for the year Ended December 31, 1993                    5
Notes to Financial Statements                                   6-11













































                                     F-1

                              ___________________

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Employee Benefits Committee of The Board of Directors of
THE DUN & BRADSTREET CORPORATION:

    We have audited the accompanying statements of assets available for plan benefits of the PROFIT PARTICIPATION PLAN of THE DUN & BRADSTREET CORPORATION
(the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December
31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and changes in its net assets available for benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the statement of changes in net assets available for benefits for the year ended December 31, 1993 is presented for purposes of additional analysis rather than to present the net assets available for plan benefit and changes in net assets available for plan benefits of each fund.
The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             COOPERS & LYBRAND

New York, New York
June 22, 1994.












                                     F-2

                         PROFIT PARTICIPATION PLAN OF
                       THE DUN & BRADSTREET CORPORATION

                        NOTES TO FINANCIAL STATEMENTS



Note 1.  Summary of Significant Accounting Policies

Master_Trust   The Dun & Bradstreet Corporation and affiliated participating companies (the "Company") has established with Bankers Trust Company (the
"Trustee"), The Dun & Bradstreet Defined Contribution Plan Group Trust (the
"Group Trust"), a master trust.  The assets of the Profit Participation Plan of
The Dun & Bradstreet Corporation (the "Plan") are commingled for investment purposes with the assets of the DonTech Profit Participation Plan.  The Plan's investment in the Group Trust is based on its relative interest in the fair value of the assets held in the Group Trust.  Investment income, gains and losses on sales of investments and net appreciation/depreciation in the fair value of investments are allocated to the Plan based upon its relative investment balances at fair value, during the valuation period.

Contributions   Contributions by participants ("members") are recorded in the period payroll deductions are made.  Contributions by participating companies are based upon amounts required to be funded under the provisions of the Plan.

Distributions In 1993, distributions are recorded when paid. In accordance with guidance issued by the American Institute of Certified Public Accountants in 1993, the Plan has changed its method of accounting for distributions such that all amounts elected to be distributed from the Plan by participants, but not yet disbursed at year-end, are no longer recorded as a liability in the statement of net assets available for plan benefits. Prior to 1993, distributions were recorded as liability in the period such amounts were authorized to be paid to participants. The effect of this change is immaterial to net assets available for plan benefits.

A liability in the amount of $13,227,000, relating to participants who have elected to withdraw from the Plan but have not yet been paid, has been reflected on Form 5500 in the statement of net assets available for plan benefits, as well as the statement of changes in net assets available for plan benefits in accordance with Department of Labor requirements.

Note 2.  Plan Description

The following summary of major Plan provisions in effect for the Plan year is provided for general information purposes only. Members should refer to the Plan document for more complete information.

The Plan is a defined contribution plan.  Associates of The Dun & Bradstreet
Corporation and affiliated companies that have been admitted to participate in the Plan ("participating companies") who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan on the following January 1 or July 1.






                                     F-6

                        PROFIT PARTICIPATION PLAN OF
                       THE DUN & BRADSTREET CORPORATION

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 2.  Plan Description (Cont.)

Members contribute to the basic Plan by authorizing payroll deductions equal to 2%, 3%, 4%, 5% or 6% of their creditable compensation as defined in the Plan.
Participating companies make matching contributions equal to a minimum of 50% of aggregate member contributions. If the average increase in earnings per share ("EPS"), as defined in the Plan, of common stock of The Dun & Bradstreet
Corporation for any Plan year and the immediately preceding plan year is greater than 5%, participating companies contribute an additional percentage of the aggregate member contributions. The percentage of additional Company matching contributions depends on the average increase in EPS and a member's total years of service.

Members also may make additional contributions (which are not eligible for company matching contributions) under an Investment Plan addendum to the basic
Plan.

Members are not permitted to invest more than 50% of their account balance or contributions in the Dun & Bradstreet Common Stock Fund, nor are they permitted to specify a dollar amount to be transferred into this fund. Members are able to reallocate their entire account balances in multiples of 10% among the Plan's four investment funds, subject to the 50% maximum for the Dun & Bradstreet Common Stock Fund.

Members' contributions under the basic Plan and additional contributions under the Investment Plan may be made in the form of contributions from after-tax earnings and/or contributions from before-tax earnings, which have the effect of reducing current taxable earnings for federal income tax purposes. A member's aggregate before tax contributions may not exceed 16% of the member's creditable compensation (up to 6% in before tax contributions under the basic
Plan and up to 10% in before tax contributions under the Investment Plan) subject to an overall limit on contributions imposed by the Internal Revenue
Code. For 1993, the Internal Revenue Code limit on before tax contribution was $8,944.

To comply with certain provisions of the Tax Reform Act of 1986 (the "Act"), the Plan limits maximum covered compensation as defined by the Secretary of the
Treasury.  The maximum covered compensation for purposes of determining member
and Company contributions under the plan for 1993 was $235,840.   Additionally,
the Plan  provides for graduated vesting in the value of company contributions to a member's Plan account over a six year period beginning on the member's initial employment date with the Company.

Upon termination of service with participating companies, members become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated members who have an account balance in excess of $3,500 may elect various forms of deferred distribution.







                                     F-7

                        PROFIT PARTICIPATION PLAN OF
                       THE DUN & BRADSTREET CORPORATION

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 2.  Plan Description (Cont.)

Members may obtain loans from the Plan, which are secured by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each member. Interest rates applicable to Plan loans are commensurate with prevailing rates of interest charged on similar commercial loans determined in the marketplace. The total number of members with outstanding loans at December 31, 1993 was 6,015.

Amounts forfeited by nonvested or partially vested members who terminated during the year ended December 31, 1993, totaled $1,053,000. Forfeited amounts reduce company contributions.

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code which state that, in such event, all members of the Plan shall be fully vested in the amounts credited to their accounts.

On January 1, 1993 associates of IMS where admitted to participation into the Plan. On April 3, 1993, $17,969,000 in assets of the IMS U.S. Investment &
Savings Plan, (a tax qualified defined contribution plan maintained by a predecessor employer) was transferred into the Plan.

Note 3.  Investment Funds

Members of the Plan can elect to have amounts credited to their Plan accounts invested in one or more of four investment funds: an Equity Index Fund, a Dun &
Bradstreet Common Stock Fund, a Special Fixed Income Fund and a Long Term Bond
Index Fund.

Contributions received from members and participating companies are temporarily invested in Bankers Trust Company Short Term Investment Fund, pending investment in the funds.  Investments of the Special Fixed Income Fund consist entirely of investment contracts with insurance companies which represents a
concentration of credit risk.   However, the Plan does not anticipate
nonperformance of the insurance companies.
















                                     F-8

                           PROFIT PARTICIPATION PLAN OF
                          THE DUN & BRADSTREET CORPORATION

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 3.  Investment Funds (Cont.)

The recordkeeper maintains individual account records reflecting each member's interest in the Plan and in each fund of the Plan in which such member invests. Members' interests in each fund of the Plan are represented by units of participation. In each fund of the Plan, the number of participants, number of units and value per unit, were as follows:

                                                   December 31,
                                                    1993            1992

Wells Fargo Equity Index Fund:
  Number of units                             17,294,889.103   15,705,524.001
  Value per unit                                $10.68467647      $9.69971495
  Number of participants                              12,443           11,161
Dun & Bradstreet Common Stock Fund:
  Number of units                              8,090,072.776    8,241,026.074
  Value per unit                                $16.35009803     $14.72102803
  Number of participants                              11,671           11,407
Special Fixed Income Fund:
  Number of units                             67,871,438.909   66,004,883.734
  Value per unit                                 $5.42739950      $5.03569378
  Number of participants                              14,647           13,925
Wells Fargo Long Term Bond Index Fund:
  Number of units                             15,184,186.143   10,956,954.696
  Value per unit                                 $2.84793590      $2.59815639
  Number of participants                               5,124            3,993

Note 4.  Tax Status

The Plan obtained its latest determination letter on December 16, 1986, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The
Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and the related
Trust continue to be qualified as of the financial statement date.















                                     F-9

                        PROFIT PARTICIPATION PLAN OF
                       THE DUN & BRADSTREET CORPORATION

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 5.  Investment in Group Trust

The investment reflected in the Statement of Net Assets Available for Plan
Benefits represents the Plan's share of total assets in the Group Trust which is 96.4% and 96.3% at December 31, 1993 and 1992, respectively. Assets at fair value in the Group Trust are summarized as follows (in thousands):

                                                     December 31,
                                                 ___1993__    __1992__

Wells Fargo Equity Index Fund                     $191,269    $153,261
The Dun & Bradstreet Corporation Common Stock      139,132     126,431
Ameritech Corporation Common Stock                     949         138
Prudential Annuity Contract                        111,774     157,018
New York Life Annuity Contract                      88,445     116,958
John Hancock Annuity Contract                       89,404      25,922
Principal Mutual Annuity Contract                   98,200      49,127
Wells Fargo Long Term Bond Index Fund               43,260      27,919
Loan Account                                        25,663      21,512
Bankers Trust Short Term Investment Fund          ___2,866     __6,706
     Total investments                             790,962     684,992

Accrued interest and dividends                    ___2,361     __2,335

     Total assets in Group Trust                  $793,323    $687,327

The Group Trust's investments had the following income/(loss) during 1993
(in thousands):

Net Appreciation/(Depreciation)

Investments, at fair value as
   determined by quoted market prices:

Wells Fargo Equity Index Fund                                 $ 11,930
The Dun & Bradstreet Corporation Common Stock                    8,655
Wells Fargo Long Term Bond Index Fund                         _____569

     Total net appreciation/(depreciation)                    __21,154


Investment Income

 Interest                                                       32,242
 Dividends                                                    __10,316

   Total investment income                                    __42,558

Group Trust Income                                            $ 63,712





                                     F-10

                        PROFIT PARTICIPATION PLAN OF
                       THE DUN & BRADSTREET CORPORATION

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 5. Investments (Cont.)

The Plan's allocated income in Group Trust represents its participating share throughout the year ended December 31, 1993.

Investments in securities are included at fair value. The fair value of investments is determined utilizing the applicable December 31 closing sales prices as quoted in published financial sources.

Investments in Bankers Trust Company Short Term Investment Fund, the Wells
Fargo Bank Equity Index Fund and the Wells Fargo Long Term Bond Index Fund are valued at the applicable December 31 redemption prices reported by the managers of the Funds.

Investments under The Prudential Insurance Company of America, New York Life
Insurance Company, John Hancock Mutual Life Insurance Company and the Principal
Mutual Life Insurance Company investment contracts do not participate directly in market appreciation or depreciation. Such investments are stated at contract value which represents the aggregate amount of accumulated contributions into the account and interest earned thereon, less accumulated distributions.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

The net appreciation/(depreciation) in the fair value of the Group Trust's investments consists of realized gains and losses and the unrealized appreciation/(depreciation) on those investments for the year.

Note 6.  Plan Expenses

Transaction fees relating to investments in the Dun & Bradstreet Common Stock
Fund, Equity Index Fund and Long Term Bond Index Fund are charged against Plan assets. Trustee fees, investment manager fees and other expenses of administering the Plan are borne by the Company.

















                                      F-11





                            PROFIT PARTICIPATION PLAN OF THE
                              DUN & BRADSTREET CORPORATION
     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                   December 31, 1993
                                (Dollars In Thousands)

                                   FUND INFORMATION

																																																																						            Dun &
                                                                                  Bradstreet   Special   Long Term
                                                                       Equity       Common      Fixed       Bond
                                                                       Index         Stock     Income      Index        Loan
                                                         Total          Fund         Fund       Fund        Fund       Account

             A S S E T S

    Investments in Group Trust, at fair value            $764,965      $188,142     $133,624  $374,507      $43,716    $24,976

    Accrued interest receivable on participant loans          180            53           46        69           12          0



    Interfund receivable (payable)                              0           (67)         362      (280)         (15)         0

    Contributions receivable:
        from employer                                       7,245         2,349        1,498     2,804          594          0
        from participants                                   1,510           416          603       405           86          0

            Total assets                                  773,900       190,893      136,133   377,505       44,393     24,976


    Net assets available for plan benefits               $773,900      $190,893     $136,133  $377,505      $44,393    $24,976


                    The accompanying notes are an integral part of the financial statements.















                                                                             F-3







                                                     PROFIT PARTICIPATION PLAN OF THE
                                                     DUN & BRADSTREET CORPORATION
                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                          December 31, 1992
                                                        (Dollars In Thousands)


                                                                                        FUND INFORMATION
                                                                                     Dun &
                                                                                  Bradstreet   Special   Long Term
                                                                       Equity       Common      Fixed       Bond
                                                                       Index         Stock     Income      Index        Loan
                                                         Total          Fund         Fund       Fund        Fund       Account

             A S S E T S

    Investments in Group Trust, at fair value            $661,832      $153,350     $122,946  $336,180    $28,426    $20,930

    Accrued interest receivable on participant loans          163            50           45        58         10          0



    Interfund receivable (payable)                              0           982       (1,133)      (73)       224          0

    Contributions receivable:
        from employer                                       1,440           419          344       596         81          0
        from participants                                   2,515           790          616       946        163          0

            Total assets                                 $665,950      $155,591     $122,818  $337,707    $28,904    $20,930


             LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS


    Distributions payable to participants                $  9,576      $  3,001     $  1,312  $  4,860    $   403    $     0

         Total liabilites                                   9,576         3,001        1,312     4,860        403          0

    Net assets available for plan benefits               $656,374      $152,590     $121,506  $332,847    $28,501    $20,930

                    The accompanying notes are an integral part of the financial statements.
















                                                                              F-4


                                                     PROFIT PARTICIPATION  PLAN OF THE
                                                     DUN & BRADSTREET CORPORATION
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                                                    For The Year Ended December 31, 1993
                                                                                                   (Dollars in Thousands)


                                                                                         FUND INFORMATION
                                                                                     Dun &
                                                                                  Bradstreet  Special    Long Term
                                                                       Equity       Common     Fixed        Bond
                                                                       Index         Stock     Income      Index        Loan
                                                         Total          Fund         Fund       Fund        Fund       Account


    Allocated income in Group Trust                       $61,409       $16,436      $13,423   $26,592       $3,060     $1,898

    Accrued interest receivable on participant loans          180            53           46        69           12          0

    Contributions received:
         from employer                                     27,172         8,947        5,464    10,551        2,210          0
         from participants                                 59,159        19,782       11,553    22,743        5,081          0

    Participant loan repayments                                 0         2,981        2,505     4,015          582    (10,083)

    Distributions to participants                         (46,882)      (12,260)      (8,582)  (23,666)      (2,374)         0

    Loans to participants                                  (1,481)       (4,089)      (3,191)   (5,392)        (882)    12,073

    Transfer from IMS Savings Plan (Note 2)                17,969         7,004        3,289     4,712        2,806        158

    Interfund transfers                                         0          (551)      (9,880)    5,034        5,397          0

    Net increase for the year                             117,526        38,303       14,627    44,658       15,892      4,046

    Net assets available for plan benefits,
        as of January 1, 1993                             656,374       152,590      121,506   332,847       28,501     20,930

    Net assets available for plan benefits,
        as of December 31, 1993                          $773,900      $190,893     $136,133  $377,505      $44,393    $24,976


                  The accompanying notes are an integral part of the financial statements.










                                                                     F-5



                                                            EXHIBIT 99b



                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form 11-K









[X]     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
        OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                      OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]




Commission file number 1-7155 (The Dun & Bradstreet Corporation)
                       1-8612 (Ameritech Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    DonTech Profit Participation Plan, 205 N. Michigan Avenue,
    Chicago, Illinois 60601.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    The Dun & Bradstreet Corporation, 200 Nyala Farms, Westport, CT 06880; and

    Ameritech Corporation, 30 South Wacker Drive, Chicago, Illinois 60606.


                             REQUIRED INFORMATION


         The required financial statements are attached to this report.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Am-Don general partnership (the administrator of the DonTech Profit Participation
Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   DONTECH PROFIT PARTICIPATION PLAN
                                             (Name of Plan)




                                 BY:______________________________
                                             Reid Simpson
                                        Vice President-Finance
                                      and Chief Financial Officer


Date: June 23, 1994





































                                      1



                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in (i) the registration statement of Ameritech Corporation on Form S-8 (File No. 33-49036), and (ii) the registration statement of The Dun & Bradstreet Corporation on Form S-8 (File No.
33-49060), of our report dated June 22, 1994 on our audits of the financial statements of the DonTech Profit Participation Plan as of December 31, 1993 and
1992, and for the year ended December 31, 1993, which report is included in this annual report on Form 11-K.







                                                 COOPERS & LYBRAND




New York, New York
June 23, 1994

































                                      2

                      DONTECH PROFIT PARTICIPATION PLAN

                         INDEX TO FINANCIAL STATEMENTS


                                                               Pages_F-

Report of Independent Accountants                                  2
Statements of Net Assets Available for Plan Benefits as
  of December 31, 1993 and 1992                                  3-4
Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1993                    5
Notes to Financial Statements                                   6-11














































                                     F-1

                              ___________________

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Employee Benefits Committee of The Board of Directors of
AM-DON GENERAL PARTNERSHIP:

    We have audited the accompanying statement of net assets available for plan benefits of the DONTECH PROFIT PARTICIPATION PLAN (the "Plan") as of December
31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and changes in its net assets available for benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits as of December 31, 1993 and 1992 and the statement of changes in net assets available for benefits for the year ended December 31, 1993 is presented for purposes of additional analysis rather than to present the net assets available for plan benefit and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           COOPERS & LYBRAND

New York, New York
June 22, 1994.












                                     F-2

                                   DONTECH
                          PROFIT PARTICIPATION PLAN

                        NOTES TO FINANCIAL STATEMENTS



Note 1.  Summary of Significant Accounting Policies

Master_Trust   AM-DON, a general partnership between The Reuben H. Donnelly
Corporation and Ameritech Publishing of Illinois, doing business under the name
DonTech, ("DonTech") has adopted the DonTech Profit Participation Plan (the
"Plan") for the benefit of its eligible associates.  The assets of the DonTech
Profit Participation Plan (the "Plan") are commingled for investment purposes with the assets of The Profit Participation Plan of The Dun & Bradstreet
Corporation in The Dun & Bradstreet Defined Contribution Plan Group Trust
(the "Group Trust"), a master trust established between The Dun & Bradstreet
Corporation and Bankers Trust Company (the "Trustee").  The Plan's investment in the Group Trust is based on its relative interest in the fair value of the assets held in the Group Trust.  Investment income, gains and losses on sales of investments and net appreciation/depreciation in the fair value of investments are allocated to the Plan based upon its relative investment balances at fair value, during the valuation period.

Contributions   Contributions by participants ("members") are recorded in the period payroll deductions are made.  Contributions by DonTech are based upon amounts required to be funded under the provisions of the Plan.

Distributions In 1993, distributions are recorded when paid. In accordance with guidance issued by the American Institute of Certified Public Accountants in 1993, the Plan has changed its method of accounting for distributions such that all amounts elected to be distributed from the Plan by participants, but not yet disbursed at year-end, are no longer recorded as a liability in the statement of net assets available for plan benefits. Prior to 1993, distributions were recorded as liability in the period such amounts were authorized to be paid to participants. The effect of this change is immaterial to net assets available for plan benefits.

A liability in the amount of $520,000, relating to participants who have elected to withdraw from the Plan but have not yet been paid, has been reflected on Form 5500 in the statement of net assets available for plan benefits, as well as the statement of changes in net assets available for plan benefits in accordance with Department of Labor requirements.

2.  Plan Description

The following summary of major Plan provisions in effect for the plan year is provided for general information purposes only. Members should refer to the Plan document for more complete information.

The Plan is a defined contribution plan. Associates of DonTech who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan on the following January 1 or July 1.





                                     F-6

                                   DONTECH
                          PROFIT PARTICIPATION PLAN

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 2.  Plan Description (Cont.)

Members contribute to the basic Plan by authorizing payroll deductions equal to 2%, 3%, 4%, 5% or 6% of their creditable compensation as defined in the Plan.
DonTech makes matching contributions equal to a minimum of 50% of aggregate member contributions. If the average increase in DonTech's net income, as defined in the Plan, for any Plan year and the immediately preceding plan year is greater than 5%, DonTech contributes an additional percentage of the aggregate member contributions. DonTech's Employee Benefit Committee established the average increase in net income at 10% for the 1993 Plan year.

Members also may make additional contributions (which are not eligible for company matching contributions) under an Investment Plan addendum to the basic
Plan.

Members are not permitted to invest more than 50% of their account balance or contributions in Dun & Bradstreet Common Stock and Ameritech Common Stock ("the
Company Stock Fund").  Contributions, transfers, reallocations of actual balances into the Company Stock Fund will be invested 50% in Ameritech Common
Stock and 50% in Dun & Bradstreet Common Stock.   Members are able to reallocate
their entire account balances in multiples of 10% among the Plan's four investment funds, subject to the 50% maximum for the Company Stock Fund.

Members' contributions under the basic Plan and additional contributions under the Investment Plan may be made in the form of contributions from after tax earnings and/or contributions from before tax earnings, which have the effect of reducing current taxable earnings for federal income tax purposes. A member's aggregate before tax contributions may not exceed 16% of the member's creditable compensation (up to 6% in before tax contributions under the basic
Plan and up to 10% in before tax contributions under the Investment Plan) subject to an overall limit on before tax contributions imposed by the Internal
Revenue Code. For 1993, the Internal Revenue Code limit on before tax contribution was $8,944.

To comply with certain provisions of the Tax Reform Act of 1986 (the "Act"), the Plan limits contributions to the maximum covered compensation as defined by the Secretary of the Treasury. The maximum covered compensation for 1993 was $235,840. Additionally, the Plan provides for graduated vesting in the value of company contributions to a member's Plan account over a six year period beginning on the member's initial employment date with the Company.

Upon termination of service, members become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated members who have an account balance in excess of $3,500 may elect various forms of deferred distribution.

Members may obtain loans from the Plan, which are secured by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each member. Interest rates applicable to Plan loans are commensurate with prevailing rates of interest charged on similar commercial loans determined in the marketplace. The total number of members with outstanding loans at December 31, 1993 was 208.

                                     F-7

                                   DONTECH
                          PROFIT PARTICIPATION PLAN

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 2.  Plan Description (Cont.)

Amounts forfeited by nonvested or partially vested members who terminated during the year ended December 31, 1993, totaled $23,000. Forfeited amounts reduce DonTech contributions.

While DonTech has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code which state that, in such event, all members in the Plan shall be fully vested in the amounts credited to their accounts.

Note 3.  Investment Funds

Members of the Plan can elect to have amounts credited to their Plan accounts invested in one or more of four investment funds: an Equity Index Fund, an Ameritech/Dun & Bradstreet Common Stock Fund, a Special Fixed Income Fund, and a Long Term Bond Index Fund.

Contributions received from members and from DonTech are temporarily invested in Bankers Trust Company Short Term Investment Fund, pending investment in the
funds.   Investments of the Special Fixed Income Fund consist entirely of investment contracts with insurance companies which represents a concentration of credit risk.  However, the Plan does not anticipate nonperformance by the insurance companies.

The recordkeeper maintains individual account records reflecting each member's interest in the Plan and in each fund of the Plan in which such member invests.
Members' interests in each fund of the Plan are represented by units of participation. In each fund of the Plan, the number of participants, number of units and value per unit, were as follows:






















                                   F-8

                                   DONTECH
                          PROFIT PARTICIPATION PLAN

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 3.  Investment Funds (Cont.)

                                                   December 31,

                                               1993              1992

Wells Fargo Equity Index Fund:
  Number of units                          389,495.984        370,165.634
  Value per unit                          $10.68467647        $9.69971495
  Number of participants                           328                300
Dun & Bradstreet Common Stock Fund:
  Number of units                          340,664.301        361,278.809
  Value per unit                          $16.35009803       $14.72102803
  Number of participants                           479                456
Ameritech Common Stock Fund:
  Number of units                          798,047.273        316,595.924
  Value per unit                           $1.15020403        $1.03287386
  Number of participants                           415                369
Special Fixed Income Fund:
  Number of units                        2,881,319.428        296,082.322
  Value per unit                           $5.42739950        $2.59815639
  Number of participants                           464                465
Wells Fargo Long Term Bond Index Fund:
  Number of units                          386,626.361        296,082.322
  Value per unit                           $2.84793590        $2.59815639
  Number of participants                            91                 79



Note 4.  Tax Status

The Plan Administrator and its qualified tax counsel believe the Plan is in compliance with ERISA requirements for a qualified trust under Sections 401(a) of the Internal Revenue code (the "Code") and to be exempt from Federal income taxes under the provisions of Section 501(a) of the Code. Once the Internal
Revenue Service (the "Service") reinstitutes determination letter procedures, the Plan intends to make formal application to the Service for a determination that the Plan is so qualified.















                                     F-9

                                   DONTECH
                          PROFIT PARTICIPATION PLAN

                 NOTES TO FINANCIAL STATEMENTS - (Continued)



Note 5.  Investment in Group Trust

The investment reflected in the Statement of Net Assets Available for Plan
Benefits represents the Plan's share of total assets in the Group Trust which is 3.6% and 3.7% at December 31, 1993 and 1992, respectively. Assets at fair value in the Group Trust are summarized as follows (in thousands):

                                                         December 31,

                                                    __1993__      __1992__

Wells Fargo Equity Index Fund                       $191,269      $153,261
The Dun & Bradstreet Corporation Common Stock        139,132       126,431
Ameritech Corporation Common Stock                       949           138
Prudential Annuity Contract                          111,774       157,018
New York Life Annuity Contract                        88,445       116,958
John Hancock Annuity Contract                         89,404        25,922
Principal Mutual Annuity Contract                     98,200        49,127
Wells Fargo Long Term Bond Index Fund                 43,260        27,919
Loan Account                                          25,663        21,512
Bankers Trust Short Term Investment Fund            ___2,866      ___6,706
  Total investments                                  790,962       684,992

Accrued interest and dividends                      ___2,361      ___2,335
  Total assets in Group Trust                       $793,323      $687,327

The Group Trust's investments had the following income/(loss) during 1993 (in thousands):

Net Appreciation/(Depreciation)

Investments, at fair value as
  determined by quoted market prices:

Wells Fargo Equity Index Fund                       $ 11,930
The Dun & Bradstreet Corporation Common Stock          8,648
Ameritech Corporation Common Stock                         7
Wells Fargo Long Term Bond Index Fund               _____569

  Total net appreciation/(depreciation)             __21,154

Investment Income

 Interest                                             32,242
 Dividends                                          __10,316

   Total investment income                          __42,558

Group Trust Income                                  $ 63,712



                                     F-10

                                   DONTECH
                          PROFIT PARTICIPATION PLAN

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 5. Investments (Cont.)

The Plans' allocated income in the Group Trust reflects its participating share throughout the year ended December 31, 1993.

Investments in securities are included at fair value. The fair value of investments is determined utilizing the applicable December 31 closing sales prices as quoted in published financial sources.

Investments in Bankers Trust Company Short Term Investment Fund, the Wells
Fargo Bank Equity Index Fund and the Wells Fargo Long Term Bond Index Fund are valued at the applicable December 31 redemption prices reported by the managers of the Funds.

Investments under Prudential Insurance Company of America, New York Life
Insurance Company, John Hancock Mutual Life Insurance Company and the Principal
Mutual Life Insurance Company investment contracts do not participate directly in market appreciation and depreciation. Such investments are stated at contract value which represents the aggregate amount of accumulated contributions into the account and interest earned thereon, less accumulated distributions.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

The net appreciation/depreciation in the fair value of the Group Trust's investments consist of realized gains and losses and the unrealized appreciation/(depreciation) on those investments for the year.

Note 6.  Plan Expenses

Transaction fees relating to investments in the Ameritech/Dun & Bradstreet
Common Stock Fund, Wells Fargo Equity Index Fund and the Wells Fargo Long Term
Bond Index Fund are charged against Plan assets. Trustee fees, investment management fees, and other expenses of administering the Plan are borne by DonTech.

















                                     F-11




                                   DONTECH PROFIT PARTICIPATION PLAN
           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                            December 31, 1993
                                          (Dollars In Thousands)


                                                                                     FUND INFORMATION

                                                                              Company Stock Fund      Special   Long Term
                                                                   Equity                              Fixed       Bond
                                                                   Index       Dun &                  Income      Index      Loan
                                                       Total        Fund     Bradstreet  Ameritech     Fund        Fund     Account

             A S S E T S

    Investment in Group Trust, at fair value            $28,358      $4,218      $5,672        $979    $15,704      $1,098      $687

    Accrued interest receivable on participant loans          6           2           1           1          2           0         0

    Interfund receivable (payable)                            0           0         (30)         (4)        34           0         0

    Contributions receivable:
        From employer                                        41          11           7           7         14           2         0
        From participants                                   155          40          23          24         66           2         0

            Total assets                                 28,560       4,271       5,673       1,007     15,820       1,102       687



    Net assets available for plan benefits              $28,560      $4,271      $5,673      $1,007    $15,820      $1,102      $687


                    The accompanying notes are an integral part of the financial statements.























                                                                          F-3





                                           DONTECH PROFIT PARTICIPATION PLAN
                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORM
                                                  December 31, 1992
                                                (Dollars In Thousands)


                                                                                        FUND INFORMATION

                                                                              Company Stock Fund      Special   Long Term
                                                                   Equity                              Fixed       Bond
                                                                   Index       Dun &                  Income      Index      Loan
                                                       Total        Fund     Bradstreet  Ameritech     Fund        Fund     Account

             A S S E T S

    Investment in Group Trust, at fair value            $25,495      $3,422      $5,348        $182    $15,184        $777      $582

    Accrued interest receivable on participant loans         14           4           2           2          5           1         0



    Interfund receivable (payable)                            0         135         (73)        104       (166)          0         0

    Contributions receivable:
        From employer                                       322          64          53          52        143          10         0
        From participants                                   123           3          34          31         63          (8)        0

            Total assets                                $25,954      $3,628      $5,364        $371    $15,229        $780      $582


             LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN BENEFITS


    Distributions payable to participants                   $99         $13         $20          $1        $65          $0        $0
            Total liabilities                                99          13          20           1         65           0         0

    Net assets available for plan benefits              $25,855      $3,615      $5,344        $370    $15,164        $780      $582

                    The accompanying notes are an integral part of the financial statements.



















                                                                          F-4





                                DONTECH PROFIT PARTICIPATION PLAN
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                        December 31, 1993
                                      (Dollars in Thousands)


                                                                                        FUND INFORMATION

                                                                              Company Stock Fund     Special    Long Term
                                                                   Equity                             Fixed        Bond
                                                                   Index       Dun &                  Income      Index      Loan
                                                       Total        Fund     Bradstreet  Ameritech     Fund        Fund     Account


    Allocated income in Group Trust                      $2,303        $378        $572         $39     $1,181         $73       $60

    Accrued interest income on participant loans              6           2           1           1          2           0         0

    Contributions received:
         from employer                                      615         151          96          99        247          22         0
         from participants                                1,884         492         288         268        774          62         0

    Participant loan repayments                               0          75          42          43        107          16      (283

    Distributions to participants                        (2,006)       (240)       (377)        (34)    (1,287)        (68)        0

    Loans to participants                                   (97)       (134)       (130)        (14)      (137)        (10)      328

    Interfund transfers                                       0         (68)       (163)        235       (231)        227         0

    Net increase for the year                             2,705         656         329         637        656         322       105

    Net assets available for plan benefits,
        as of January 1, 1993                            25,855       3,615       5,344         370     15,164         780       582

    Net assets available for plan benefits,
        as of December 31, 1993                         $28,560      $4,271      $5,673      $1,007    $15,820      $1,102      $687


                  The accompanying notes are an integral part of the financial statements.





                                                                       F-5